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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ____________

                                    FORM 8-B


                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          National Auto Credit, INC.
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             (Exact name of registrant as specified in its charter)

            Delaware                                             34-1816760
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(State of incorporation or organization)                (IRS Employer ID No.)

30000 Aurora Road, Solon, OH                                          44139
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(Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                        Name of each exchange on which
to be so registered                        each class is to be registered

Common Stock, with                         New York Stock Exchange
$.05 par value

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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Item 1.  General Information

         The registrant, National Auto Credit, Inc., was organized as New Nac, Inc., on October 27, 1995, as a corporation organized under the laws of the State of Delaware. The registrant's fiscal year ends on January 31. The registrant changed its name from New NAC, Inc. to National Auto Credit, Inc. in connection with the succession transaction described in Item 2, below.

Item 2.  Transaction of Succession

         National Auto Credit, Inc. (nka ARAC, Inc.), a Delaware corporation ("Old NAC") (Commission file no. 1-11513), formed the registrant for the purpose of creating a holding company structure pursuant to Section 251(g) of the Delaware General Corporation Law. The structure will result, prior to the effectiveness of this registration statement, from a merger (the "Merger") of a second-tier subsidiary of Old NAC (NAC Transco, Inc.) with and into Old NAC, whereby the registrant, a first-tier subsidiary of Old NAC (and the parent of NAC Transco, Inc.), will become the parent of Old NAC.

Item 3.  Securities to be Registered

         The registrant is authorized to issue 30,000,000 shares of the registrant's common stock, $.05 par value. Upon the Merger and prior to the effectiveness of this registration statement, approximately 25,839,472 shares of the registrant's common stock, $.05 par value, will be issued and outstanding, none of which will be held by or for the account of the registrant other than 1,289,568 additional shares of $.05 par value common stock held in the Treasury.

Item 4.  Description of Registrant's Securities to be Registered

         All shares of common stock participate equally in dividends when and as declared by the Board of Directors, and have equal rights on a share-for-share basis to receive pro rata the net assests of the Company upon liquidation or dissolution. The common stock is not redeemable and has no preemptive or conversion rights and is fully paid and nonassessable when issued and paid for. The holders of common stock are entitled to one vote per share upon all matters submitted to the stockholders, including the election of directors. The Board of Directors of the registrant is divided into three classes, one third of which shall be elected at each annual meeting of stockholders.



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         Under the provisions of the registrant's restated certificate of incorporation, in connection with any "Business Combination" between the registrant and a holder of 20% or more of the registrant's capital stock entitled to vote in the election of directors (an "Interested Person"), approval of two-thirds of the shares of such capital stock not owned by the Interested Person is required. A Business Combination means (i) any merger of the registrant or its subsidiaries with an Interested Person, (ii) any sale, lease or other disposition of all or any substantial part of the assets of the registrant or its subsidiaries to an Interested Person, or (iii) any issuance or delivery to an Interested Person of voting securities or securities convertible into or exercisable for voting securities of the registrant or its subsidiaries, unless certain conditions intended to insure the fairness of such transaction have been satisfied.

Item 5.  Financial Statements and Exhibits

         FINANCIAL STATEMENTS. With reference to holders of the registrant's common stock, $.05 par value, the capital structure and balance sheet of the registrant immediately after the Merger will be substantially the same as those of National Auto Credit immediately prior to the Merger. Accordingly, no financial statements or related exhibits are filed with this registration statement.

         Exhibits
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2        Agreement of Merger

3(1)     Restated Certificate of Incorporation of Registrant

3(2)     By-Laws of Registrant

21       Subsidiaries of Registrant





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          National Auto Credit, Inc.


Dated: December 27, 1995                  By: /s/ Davida S. Howard
                                              ---------------------------------
                                              Davida S. Howard
                                              Vice President-Finance and
                                              Controller